UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*1

STRATUS PROPERTIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

Carl E. Berg

10050 Bandley Drive

Cupertino, California 95014

(408) 725-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☒2

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The reporting persons named in the cover pages to this Schedule 13D may be deemed to be a group for purposes of Section 13(d) of the Act and the rules thereunder in accordance with the provisions of Rule 13d-3(b)(1). This is the second Schedule 13D filing by such reporting persons as a group. This Schedule 13D filing is also Amendment No. 6 to the Schedule 13D of Carl E. Berg, which Schedule 13D was originally filed with the Securities and Exchange Commission on January 11, 2012 and has been amended from time to time thereafter (“Amendment No. 6”).
[2]	The box in this paragraph is checked solely with respect to this Schedule 13D as Amendment No. 6.

SCHEDULE 13D

CUSIP No. 863167201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl E. Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,421,002 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,421,002 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,002 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (1) (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is based upon 8,092,140 shares of Issuer’s common stock outstanding as of March 31, 2016, as reported in the Issuer’s Definitive Proxy Statement contained in the Issuer’s Schedule 14A information filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2016 (the “Company Proxy Statement”).

CUSIP No. 863167201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Dean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 45,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% (2)(See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Dean is being reported to be the beneficial owner of the 45,000 shares of Issuer’s common stock reported on this cover page in accordance with Rule 13d-3(d)(1)(i). See Item 5 for information regarding Mr. Dean’s proposed purchase of the shares of Issuer’s common stock reported on this cover page from Mr. Berg out of the shares of Issuer’s common stock beneficially owned by Mr. Berg and reported on the immediately preceding cover page.
(2)	The percentage is based upon 8,092,140 shares of Issuer’s common stock outstanding as of March 31, 2016, as reported in the Company Proxy Statement.

CUSIP No. 863167201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Knapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
14	TYPE OF REPORTING PERSON IN

This Schedule 13D is jointly filed by Mr. Carl E. Berg, Mr. David M. Dean and Mr. Michael Knapp, who may be deemed to constitute a group under Section 13(d) of the Act and Rule 13d-3(b)(1) under the Act with respect to the shares of the class of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (“Common Stock”), reported on the cover pages hereof. This Schedule 13D also amends the Schedule 13D originally filed by Mr. Berg with the Securities and Exchange Commission (the “SEC”) on January 11, 2012 (the “Initial Berg Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2012, Amendment No. 2 to Schedule 13D filed on February 26, 2015, Amendment No. 3 to Schedule 13D filed on December 21, 2015, Amendment No. 4 to Schedule 13D filed on December 30, 2015 and Amendment No. 5 to Schedule 13D filed on January 15, 2016 (the Initial Berg Schedule 13D as amended by such amendments thereto, the “Berg Schedule 13D”), with respect to the shares of Common Stock beneficially owned by Mr. Berg.

All information disclosed in this Schedule 13D is stated as of the date of this Schedule 13D. The Reporting Persons do not undertake to update any of the information contained in this Schedule 13D except as and to the extent required by applicable law.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, the issuer of which is Stratus Properties Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 212 Lavaca St., Suite 300, Austin, TX 78701.

Item 2.	Identity and Background.

(a) This statement is jointly filed by:

(i)	Carl E. Berg (“Mr. Berg”), as a stockholder of the Issuer and beneficial owner of shares of the Issuer’s common stock;

(ii)	David M. Dean (“Mr. Dean”), as a nominee for election as a director of the Issuer and to serve on the Board of Directors of the Issuer (the “Board”) and as a beneficial owner of shares of Issuer’s common stock; and

(iii)	Michael Knapp (“Mr. Knapp”), as a nominee for election as a director of the Issuer and to serve on the Board.

Each of the foregoing is referred to herein as a “Reporting Person” and the foregoing are referred to herein collectively as the “Reporting Persons.”

The Reporting Persons have agreed to Mr. Berg nominating Mr. Dean and Mr. Knapp for election as directors of the Issuer and to serve on the Board and that Mr. Dean and Mr. Knapp will serve as directors of the Issuer and on the Board if elected. The Reporting Persons have also agreed to act cooperatively to seek the election of Mr. Dean and Mr. Knapp as directors of the Issuer. In connection with the foregoing, the Reporting Person have entered into a Joint Filing and Solicitation Agreement dated January 14, 2016 that is more specifically described in Item 6 of this Schedule 13D appearing below (the “Joint Solicitation Agreement”). As a result, the Reporting Persons may be deemed to form a “group” for purposes of Section 13(d) of the Act and the rules thereunder (the “Group”). Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

In addition, Mr. Dean agreed to purchase 45,000 shares of Common Stock from Mr. Berg, subject to the terms and conditions (including but not limited to the grant by Mr. Dean of a call option in favor of Mr. Berg) of a Stock Purchase and Option Agreement between Mr. Dean and Mr. Berg dated May 5, 2016 (the “Stock Purchase and Option Agreement”).

(b) Mr. Berg’s principal business address is 10050 Bandley Drive, Cupertino, CA 95014. Mr. Dean’s principal business address is 16200 Addison Road, Suite 250, Addison, TX 75001. Mr. Knapp’s principal business address is 10050 Bandley Drive, Cupertino, CA 95014.

(c) Mr. Berg is a managing member and primary owner of Berg & Berg Enterprises, LLC, an investment and real estate development company, whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA 95014. Mr. Dean’s principal employment is serving as the Chief Operating Officer of Lincoln Capital Management, LLC, an organization that specializes in providing bridge financing incident to the U.S. Small Business Administration’s 504 real estate loan program, whose principal executive offices are located at 16200 Addison Road, Suite 250, Addison, TX 75001. Mr. Knapp’s principal employment is serving as the manager of Berg & Berg Enterprises, LLC, an investment and real estate development company, whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA 95014.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Berg, Dean and Knapp is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Berg purchased 1,421,002 shares of Common Stock with his personal funds for an aggregate purchase price of $12,703,739.39. Mr. Berg has agreed to sell to Mr. Dean and Mr. Dean has agreed to purchase 45,000 of those shares of Common Stock for an aggregate price of $810,000, subject to the terms and conditions of the Stock Purchase and Option Agreement. Despite the sale of the such shares, in accordance with Rule 13d-3(b)(1) under the Act, for purposes of Section 13(d) or Section 13(g) of the Act and the rules thereunder, Mr. Berg may be deemed to continue to beneficially own a total of 1,421,002 shares of Common Stock as a member of the Group after the consummation of the sale of 45,000 shares of Common Stock.

Mr. Dean agreed to purchase 45,000 shares of Common Stock from Mr. Berg with his personal funds for an aggregate purchase price of $810,000, subject to the terms and conditions of the Stock Purchase and Option Agreement. In accordance with Rule 13d-3(b)(1) under the Act, for purposes of Section 13(d) or Section 13(g) of the Act and the rules thereunder, Mr. Dean may be deemed to beneficially own a total of 1,421,002 shares of Common Stock as a member of the Group along with Mr. Berg and Mr. Knapp, including the 45,000 shares of Common Stock he will purchase from Mr. Berg.

Mr. Knapp does not beneficially own any shares of Common Stock except as, in accordance with the provisions of Rule 13d-3(b)(1) under the Act, Mr. Knapp may be deemed to beneficially own a total of 1,421,002 shares of Common Stock for purposes of Section 13(d) of the Act and the rules thereunder as a result of being part of the Group along with Mr. Berg and Mr. Dean.

See Item 6 of this Schedule 13D for information regarding the Stock Purchase and Option Agreement and Mr. Berg’s proposed sale to Mr. Dean of 45,000 shares of Common Stock, which information is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Mr. Berg acquired 1,421,002 shares of Common Stock during the period from July 1997 through December 2001. He acquired these shares because he believed that such shares of Common Stock represented an attractive investment opportunity. However, he was concerned with the adequacy and enforcement of the Issuer’s corporate governance policies and practices. He intended to express his views regarding the need for improved corporate governance to the Board and the management of the Issuer.

In the Initial Berg Schedule 13D, Mr. Berg disclosed his intent to engage in discussions with management, the Board, and other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, board composition, strategy and future plans of the Issuer, which discussions he expected to include proposing or considering one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the Act (“SEC Schedule 13D”). In addition, Mr. Berg disclosed his intent to discuss the composition of the Board, including the addition to the Board of persons suggested or nominated by Mr. Berg for election to the Board and to take actions to cause the election of one or more individuals nominated by Mr. Berg for election to the Board. Mr. Berg’s intentions in regard to such matters have not changed.

On January 10, 2012, Mr. Berg submitted to the Issuer notice of his intention to nominate one director for election to the Board at the Issuer’s 2012 Annual Meeting of Stockholders (the “2012 Annual Meeting”). Mr. Berg was prepared to take such actions, including the solicitation of proxies, as he considered appropriate or necessary to elect his nominee to the Board pursuant to the Issuer’s charter documents, Delaware law and the federal securities laws.

In connection with Mr. Berg’s nomination of one director for election to the Board at the 2012 Annual Meeting, he entered into a separate nomination agreement with Mr. William H. Lenehan IV (“Mr. Lenehan”). In response to Mr. Berg’s nomination of Mr. Lenehan, the Issuer itself nominated Mr. Lenehan for election as a director at the 2012 Annual Meeting, and Mr. Lenehan was elected as a director at the 2012 Annual Meeting to serve a three-year term. Mr. Lenehan served as a director of the Issuer for such term, but was not nominated to stand for re-election as a director of the Issuer at the Issuer’s annual meeting of stockholders held on May 7, 2015. Thus, Mr. Lenehan ceased to be a director of the Issuer on that date.

To pursue further discussions with management, the Board, and other stockholders of the Issuer, Mr. Berg sent a letter to the Chairman of the Board of the Issuer and the Board on or about February 20, 2015, a copy of which was attached as Exhibit 1 to Amendment No. 2 to Schedule 13D filed by Mr. Berg on February 20, 2015 to amend the Berg Schedule 13D. Such letter acknowledged receipt from the Issuer of a draft of a standstill agreement proposed by the Issuer that would have imposed certain restrictions on Mr. Berg’s activities as a stockholder of the Issuer in return for certain concessions being made to Mr. Berg. Such letter also expressed certain concerns Mr. Berg had with the Issuer and its corporate governance, management and operations. The Issuer and Mr. Berg have not entered into any standstill agreement.

In furtherance of Mr. Berg’s purposes for his ownership of shares of Common Stock, in particular the stated purpose of submission of proposals regarding an extraordinary transaction, such as a merger, involving the Issuer (as contemplated by paragraph (b) of Item 4 of SEC Schedule 13D) and the stated purpose of the addition of persons suggested or nominated by Mr. Berg to the Board of the Issuer, on December 8, 2015, pursuant to Rule 14a-8 under the Act, Mr. Berg submitted a letter to the Corporate Secretary of the Issuer (the “Proposal Letter”), which included a Stockholder Proposal (the “Proposal”) for inclusion in the Issuer’s proxy materials relating to the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). The Proposal requested that the Issuer’s Board immediately engage a nationally recognized investment banking firm to explore the prompt sale, merger or other business combination of the Issuer. The Proposal included a supporting statement indicating why Mr. Berg was submitting the Proposal to the Issuer and believed stockholders of the Issuer should vote in favor of the Proposal at the 2016 Annual Meeting. In addition, Mr. Berg informed the Issuer that he intended to nominate two persons for election as directors of the Issuer at the 2016 Annual Meeting in accordance with his rights as a stockholder under Article IV, Section 11 of the Issuer’s Bylaws. A copy of the Proposal Letter, including the attachments thereto, which attachments include a copy of the Proposal, was furnished as Exhibit 1 to Amendment No. 3 to Schedule 13D filed by Mr. Berg on December 8, 2015 to amend the Berg Schedule 13D and was attached as Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 15, 2016 and incorporated by reference herein.

On December 19, 2015, in furtherance of Mr. Berg’s purposes of his ownership of shares of Common Stock, in particular the stated purpose of submission of proposals regarding an extraordinary transaction, such as a merger, involving the Issuer (as contemplated by subsection (b) of Item 4 of Schedule 13D of the SEC), Mr. Berg sent by electronic mail a combined letter (the “Combined Letter”) to Messrs. James E. Joseph and John G. Wenker, two individuals who the Board had recently appointed to the Board to fill vacancies on the Board created when the Board acted to increase the number of directors of the Issuer. The Combined Letter primarily discussed aspects of Issuer’s operations and financial performance intended to inform Messrs. Joseph and Wenker of reasons behind Mr. Berg’s submission to the Issuer of the Proposal on December 8, 2015 and the background of the Proposal, and to ensure that Messrs. Joseph and Wenker were informed about how, at least from Mr. Berg’s perspective, the Issuer’s board and management had historically operated. A copy of the Combined Letter, including the attachments thereto, which attachments include a copy of the stockholder proposal package submitted by Mr. Berg on December 8, 2015, was furnished as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by Mr. Berg on December 30, 2015 to amend the Berg Schedule 13D and was attached as Exhibit 2 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 15, 2016 and incorporated by reference herein.

On January 8, 2016, Mr. Berg delivered to the Issuer a written notice (the “Written Notice”) to the Secretary of the Issuer by which he nominated Mr. Dean and Mr. Knapp for election as directors of the Issuer at the Issuer’s 2016 Annual Meeting, pursuant to Article IV, Section 11 of the Issuer’s bylaws. Each of Mr. Dean and Mr. Knapp consented on January 7, 2016 to being named as a nominee for election as a director of the Issuer at the Issuer’s 2016 Annual Meeting, to be named as a nominee in the proxy statement of Mr. Berg, the proxy statement of any group of stockholders of the Issuer, the proxy statement of the Issuer and on the related proxy cards and to serve as a director of the Issuer and on the Board if elected. A copy of the Written Notice, including the exhibits thereto, which included the nominees’ consents and the information concerning the nominees, was furnished as Exhibit 3 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 15, 2016 and incorporated by reference herein.

On January 8, 2016, Mr. Berg sent a letter by electronic mail to each member of the Board expressing Mr. Berg’s concerns regarding the renewal of the change-in-control agreements between the Issuer and Mr. William H. Armstrong III, the Issuer’s chief executive officer, and between the Issuer and Ms. Erin D. Pickens, the Issuer’s chief financial officer (the “Change-in-Control Agreements Letter”). A copy of the Change-in-Control Agreements Letter was furnished as Exhibit 4 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 15, 2016 and incorporated by reference herein.

In connection with Mr. Dean’s decision to agree to accept nomination for election to the Board, Mr. Berg and Mr. Dean in January 2016 reached a non-binding agreement in principle with respect to a sale by Mr. Berg to Mr. Dean of 45,000 shares of Common Stock at a purchase price of $18.00 per share at an indeterminate time in the future and on certain other terms to be negotiated. On May 5, 2016, Mr. Dean and Mr. Berg entered into the Stock Purchase and Option Agreement pursuant to which Mr. Dean will purchase from Mr. Berg 45,000 shares of Common Stock at $18.00 per share, or $810,000 in the aggregate, in exchange for a non-recourse promissory note in the principal amount of the aggregate purchase price, secured by the purchased shares of Common Stock, and maturing on the third anniversary of the note’s date of issuance, and requiring interest-only quarterly payments prior to maturity. Mr. Berg will have the option to repurchase the shares at the original sales price of $18.00 per share if Mr. Dean fails to serve a full three-year term as director, with the option lapsing as to one-third of the shares each June 30 beginning June 30, 2017. In addition, Mr. Berg will have the option to repurchase one-third of the shares (15,000) if, at the end of Mr. Dean’s three-year term as director, the Issuer has not been sold, merged or combined with another company or has not sold all or substantially all of its assets. If at any time during Mr. Dean’s three-year term the Issuer is sold, merged or combined with another company, or sells all or substantially all of its assets, in a transaction approved by the stockholders of the Issuer, Mr. Berg’s option shall lapse entirely.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any actions, events or occurrences of the types discussed herein or as set forth in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D. Mr. Berg intends to review his investment in Common Stock on a continuing basis, and each of the other Reporting Persons intends to review whether he will acquire any shares of Common Stock after the date of this Schedule 13D and, if he does acquire any shares of Common Stock, intends to review any such investment in Common Stock on a continuing basis after such acquisition is consummated.

The Reporting Persons, individually or acting together, may in the future exercise any and all of rights they may have as stockholders of the Issuer in a manner consistent with their equity interests in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, results of operations, cash flows, actions regarding the real properties in its real estate portfolio and investment strategy, Common Stock prices, conditions in the securities markets, whether any offer has been made by a third party to acquire the Issuer or the outstanding shares of Common Stock, the terms and conditions of any offer that is made by a third party to acquire the Issuer or the outstanding shares of Common Stock, general economic and industry conditions and any other factors identified and deemed pertinent by the Reporting Persons, the Reporting Persons, individually or acting together, may, subject to the terms of the Joint Solicitation Agreement, in the future take such actions with respect to the Issuer and the shares of Common Stock they or any of them hold as any or all of them deems appropriate, including, without limitation, one or more of the following: (i) engaging in, and continuing to engage in, communications and discussions with, and making recommendations, suggestions and proposals to, management of the Issuer and one or more members of the Board, including Mr. Dean and Mr. Knapp in their capacities as directors of the Issuer if they are elected as directors of the Issuer at the 2016 Annual Meeting, stockholders of the Issuer and other interested parties, including potential acquirers of the Issuer, in each case, directly or through representatives, whether by press release, letter or other oral, written or electronic communication, in person or otherwise, regarding (1) the value of the Issuer’s securities and ways to increase stockholder value for the stockholders of the Issuer, (2) the Issuer’s business, management, operational performance, portfolio of real properties, other investments, operations, assets, indebtedness and other liabilities (including the terms thereof and the security therefor, if any), cash flows, capitalization, executive compensation, change-in-control agreements, the Issuer’s stockholder rights plan (i.e., its poison pill), other corporate governance provisions and practices of the Issuer and its management that are unfriendly to stockholders of the Issuer who are not insiders of the Issuer, financial condition, results of operations, financial performance, ownership structure, corporate governance, Board structure and composition, strategy and future plans and suggestions for changes and improvements thereto, (3) liquidation of the Issuer’s assets or one or more properties included in those assets with a distribution of the proceeds of the sale of those assets to the Issuer’s stockholders and (4) such other matters as any or all of the Reporting Persons may determine; (ii) purchasing shares of Common Stock or, in the case of Mr. Berg, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (iii) soliciting proxies from stockholders of the Issuer for voting at the 2016 Annual Meeting (a) in favor of (1) the election of Messrs. Dean and Knapp as directors of the Issuer, and (2) the Proposal and (b) as the Reporting Persons or a Reporting Person may deem appropriate on other items of business to come before the stockholders of the Issuer for a vote at the 2016 Annual Meeting; (iv) discussing with one or more interested persons the possibility of making an offer to acquire the Issuer in an extraordinary transaction, including by means of a merger, and the terms of any offer that might be made; (v) seeking to obtain from one or more interested person an offer or offers to acquire the Issuer in an extraordinary transaction, including by means of a merger; (vi) seeking to effect or cause to occur or to have the Issuer engage in or cause to occur with respect to the Issuer one or more of the actions, events and occurrences set forth in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D or to have the Issuer engage in the consideration, acceptance, rejection, negotiation, entry into and consummation of any transaction relating to an extraordinary transaction, including a merger, resulting in the sale of the Issuer; or (vii) changing their intentions with respect to any or all matters referred to in this Item 4 of this Section 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (c) Mr. Berg is the beneficial owner of 1,421,002 shares of Common Stock, representing approximately 17.6% of the shares of Common Stock outstanding, based on 8,092,140 shares of Common Stock outstanding as of March 31, 2016, as reported in the Company Proxy Statement. Such shares of Common Stock include 16,002 shares of Common Stock that Mr. Berg recently determined were inadvertently not included in the shares of Common Stock previously reported in the Berg Schedule 13D as being beneficially owned by Mr. Berg. These shares also include 45,000 shares to be held by Mr. Dean pursuant to the Stock Purchase and Option Agreement which entitles Mr. Berg the right to repurchase such shares under certain circumstances. Despite the sale of the such shares, in accordance with Rule 13d-3(b)(1) under the Act, for purposes of Section 13(d) or Section 13(g) of the Act and the rules thereunder, Mr. Berg may be deemed to beneficially own a total of 1,421,002 shares of Common Stock as a member of the Group after the sale of 45,000 shares of Common Stock.

Mr. Dean will be the beneficial owner of 45,000 shares of Common Stock, representing approximately 0.56% of the shares of Common Stock outstanding, based on 8,092,140 shares of Common Stock outstanding as of March 31, 2016, as reported in the Company Proxy Statement. These shares are subject to the terms and conditions of the Stock Purchase and Option Agreement, pursuant to which Mr. Berg has the right to repurchase such shares under certain circumstances. In addition, in accordance with Rule 13d-3(b)(1) under the Act, for purposes of Section 13(d) or Section 13(g) of the Act and the rules thereunder, Mr. Dean may be deemed to beneficially own a total of 1,421,002 shares of Common Stock as a member of the Group.

Mr. Knapp does not beneficially own any shares of Common Stock, except that in accordance with Rule 13d-3(b)(1) under the Act, for purposes of Section 13(d) or Section 13(g) of the Act and the rules thereunder, Mr. Knapp may be deemed to beneficially own a total of 1,421,002 shares of Common Stock as a member of the Group. Mr. Knapp expressly disclaims beneficial ownership of any of the shares of Common Stock and expressly declares that the filing of this Schedule 13D and any amendment hereto shall not be construed as an admission by him that he is the beneficial owner of any of the shares of Common Stock.

The Reporting Persons collectively may be deemed to beneficially own an aggregate of 1,421,002 shares of Common Stock, constituting approximately 17.6% of the shares of Common Stock outstanding, based on 8,092,140 shares of Common Stock outstanding as of March 31, 2016, as reported in the Company Proxy Statement.

Mr. Knapp does not have either sole or shared power to vote or to direct the voting of, or sole or shared power to dispose of or to direct the disposition of, any of the shares of Common Stock. Mr. Berg retains the sole power to vote or to direct the voting of, and the sole power to dispose of or to direct the disposition of, 1,421,002 shares of Common Stock before the sale of 45,0000 shares to Mr. Dean, and 1,376,002 shares of Common Stock after the sale of 45,000 shares to Mr. Dean. Mr. Dean retains the sole power to vote or to direct the voting of, and the sole power to dispose of or to direct the disposition of, 45,000 shares of Common Stock after the purchase of such shares from Mr. Berg.

See Item 6 of this Schedule 13D for information regarding Mr. Berg’s sale to Mr. Dean of 45,000 shares of Common Stock, which information is incorporated by reference in this Item 5.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in shares of Common Stock during the past sixty days.

(d) None of the Reporting Persons has knowledge of any person who has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock other than Mr. Berg and, after Mr. Dean’s purchase of Common Stock from Mr. Berg, Mr. Dean.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 13, 2016, the Reporting Persons entered into the Joint Solicitation Agreement which governs, among other matters, the joint filing of Schedule 13D for such parties in connection with seeking to have Mr. Dean and Mr. Knapp elected as directors of the Issuer at the 2016 Annual Meeting and taking actions necessary to achieve that goal, including the solicitation of proxies from stockholders of the Issuer and the coordination and oversight of communications by one or more of the Reporting Persons with the Issuer and other persons relating to that goal. Nothing in such agreement gives Mr. Berg any control over the manner in which Mr. Dean or Mr. Knapp will discharge his duties as a director of the Issuer or provides Mr. Dean or Mr. Knapp any power to vote or to direct the vote of, or any power to dispose of or to direct the disposition of, any of the shares of Common Stock. A copy of the Joint Solicitation Agreement was furnished as Exhibit 5 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 15, 2016 and incorporated by reference in this Item 6.

On May 5, 2016, Mr. Dean and Mr. Berg entered into the Stock Purchase and Option Agreement pursuant to which Mr. Dean will purchase from Mr. Berg 45,000 shares of Common Stock at $18.00 per share, or $810,000 in the aggregate, in exchange for a non-recourse promissory note in the principal amount of the aggregate purchase price, secured by the purchased shares of Common Stock, maturing on the third anniversary of the note’s date of issuance, and requiring interest-only quarterly payments prior to maturity. Mr. Berg will have the option to repurchase the shares at the original sales price of $18.00 if Mr. Dean fails to serve a full three-year term as director, with the option lapsing as to one-third of the shares each June 30 beginning June 30, 2017. In addition, Mr. Berg will have the option to repurchase one-third of the shares (15,000) if, at the end of Mr. Dean’s three-year term as director, the Issuer has not been sold, merged or combined with another company or has not sold all or substantially all of its assets. If at any time during Mr. Dean’s three-year term the Issuer is sold, merged or combined with another company, or sells all or substantially all of its assets, in a transaction approved by the stockholders of the Issuer, Mr. Berg’s option shall lapse entirely. A copy of the Stock Purchase and Option Agreement is furnished herewith as Exhibit 1 and incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Ex.	Document

1	Stock Purchase and Option Agreement, dated May 5, 2016, between Carl E. Berg and David M. Dean

[Signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016

REPORTING PERSONS:

/s/ Carl E. Berg
Name:	Carl E. Berg

/s/ David M. Dean
Name:	David M. Dean

/s/ Michael Knapp
Name:	Michael Knapp